Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Intimation of Analyst / Institutional Investors Meeting Intimation of Analyst / Institutional Investors Meeting from September 13, 2021 to September 17, 2021

September 13, 2021, Mumbai: Pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, given below are meetings with the Analyst / Institutional Investors from September 13, 2021 to September 17, 2021.

Date	Meetings Scheduled	Type
13/09/2021	CIC	virtual
13/09/2021	GEMWAY ASSETS	virtual
13/09/2021	HERMES INVESTMENT MA	virtual
13/09/2021	Putnam Investments	virtual
13/09/2021	QUANTUM GROUP	virtual
13/09/2021	Tata Mutual Fund	virtual
13/09/2021	AIA GROUP	virtual
13/09/2021	AR Capital	virtual
13/09/2021	ADIA	virtual
13/09/2021	COMGEST GROUP	virtual
13/09/2021	RWC PARTNERS LIMITED	virtual
13/09/2021	Torq Capital Management (HK) Limited (Non-Trading)	virtual
13/09/2021	ASHMORE	virtual
14/09/2021	Morgan Stanley	virtual
14/09/2021	Fidelity International	virtual
14/09/2021	Alchemy Capital	virtual
14/09/2021	Ambit Investment Advisors	virtual
14/09/2021	Baring Asset Management (Asia)	virtual
14/09/2021	Canara HSBC OBC Life Insurance	virtual
14/09/2021	Canara Robeco	virtual
14/09/2021	Doric Capital	virtual
14/09/2021	DSP Investment Managers	virtual
14/09/2021	Dymon Asia	virtual
14/09/2021	Edelweiss AMC	virtual
14/09/2021	HDFC Ergo General Insurance	virtual
14/09/2021	Investor Jayesh Parekh	virtual
14/09/2021	Karma Capital India	virtual
14/09/2021	LIC Nomura MF	virtual
14/09/2021	MK Ventures	virtual
14/09/2021	Morgan Stanley Private Equity Asia	virtual
14/09/2021	OHM Group	virtual
14/09/2021	Pinpoint Capital	virtual
14/09/2021	Rare Enterprises	virtual
14/09/2021	SBI Life Insurance	virtual
14/09/2021	Sephira Global	virtual
14/09/2021	Subhkam Ventures (I) Pvt Ltd	virtual
14/09/2021	Trikon Asset Management	virtual

Date	Meetings Scheduled	Type
14/09/2021	White Oak capital	virtual
14/09/2021	TT International	virtual
15/09/2021	UBS Singapore	virtual
15/09/2021	AC Investment Management, LLC	virtual
15/09/2021	ApaH Capital	virtual
15/09/2021	Avendus Capital Alternate Strategies Private Ltd	virtual
15/09/2021	Aviva Life Insurance (India)	virtual
15/09/2021	Baring Private Equity Asia	virtual
15/09/2021	Birla Sun Life Ins Co Ltd	virtual
15/09/2021	Eastspring Investments	virtual
15/09/2021	GIC	virtual
15/09/2021	HDFC Life Insurance	virtual
15/09/2021	Hornbill Capital Advisers LLP	virtual
15/09/2021	ICICI Prudential Asset Management	virtual
15/09/2021	J O Hambro Capital Management	virtual
15/09/2021	Karma Capital Advisors	virtual
15/09/2021	Lion Global Investors	virtual
15/09/2021	Millennium Partners	virtual
15/09/2021	Nippon Life Asset Management	virtual
15/09/2021	Segantii Capital Management	virtual
15/09/2021	Templeton Investment	virtual
15/09/2021	Union Asset Management Company Pvt. Ltd	virtual

Please note that the above shall be subject to changes, if any.

This is for the information of the exchange and the members.

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 35 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 113 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 103 subsidiaries, 9 associate companies, 4 joint ventures and 2 joint operations as on March 31, 2021.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.